UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                                                                         Press Release
                                                                                         FOR IMMEDIATE RELEASE

TELEVISA PREVAILS OVER UNIVISION ON
SUMMARY JUDGMENT MOTION

Mexico City, December 21, 2007 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO), today reported that The Honorable Philip S. Gutierrez, U.S. District Judge in Los Angeles, has denied Univision’s Motion for Partial Summary Judgment. Univision sought a judgment from the Court that its claimed breaches of the long-term Program License Agreement between the two companies were not material and therefore not subject to termination by Televisa.

In denying Univision’s motion, the Court stated that the record is “replete” with evidence of “the bad faith motivations in Univision’s conduct towards Televisa….”

Attached is the Court’s opinion.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

###
Investor Relations Contacts:	Media Relations Contacts:
Michel Boyance María José Cevallos Tel: (5255) 5261-2445 Fax: (5255)5261-2494 ir@televisa.com.mx http://www.televisa.com http://www.televisair.com	Manuel Compeán Tel: (5255) 5728 3815 Fax: (5255) 5728 3632 mcompean@televisa.com.mx http://www.televisa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: December 26, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President

Case 2:05-cv-03444-PSG-MAN	Document 242	Filed 12/17/2007

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

LINK#170/ENTER
CIVIL MINUTES - GENERAL

Case No.	CV 05-3444 PSG (MANx)	Date	December 17, 2007
Title	Televisa S.A. de C.V. v. Univision Communications, Inc.

Present:	The Honorable Philip S. Gutierrez, United States District Judge

Wendy K. Hernandez	Not Present	n/a
Deputy Clerk	Court Reporter	Tape No.

Attorneys Present for Plaintiff(s):	Attorneys Present for Defendant(s):
Not Present	Not Present

Proceedings:	(In Chambers) Order DENYING Defendant’s Partial Motion for Summary Judgment

Presently pending before the Court is Defendant and Counterclaimant Univision Communications, Inc.’s (“Univision”) Motion for Partial Summary Judgment. The matter came for hearing on December 10, 2007. After considering the moving and opposing papers, as well as oral argument at the hearing, the Court DENIES Univision’s Motion.

I.	BACKGROUND

This action concerns Plaintiffs Televisa, S.A. de C.V. and Grupo Televisa, S.A. (collectively “Televisa”) and Defendant Univision’s respective rights and obligations pursuant to a twenty-five year licensing agreement entered into in 1992.

A.	The Parties

Defendant Univision is Spanish-language media company in the United States, with operations including the Univision, Galavision, and TeleFutura television networks; a radio station; a music division including several record labels; an online division; and a home video and consumer products division. (Escalante Dec., Ex. 2 at 38.) Televisa, S.A. de C.V. and Grupo Televisa, S.A. (collectively “Televisa” or “Plaintiff”) is a Mexican media conglomerate which licenses its programming to broadcasters worldwide, and which has substantial film, music, home video, gaming and publishing businesses. (SAC, ¶ 6.)

B.	1992 Purchase of Univision

In 1992, Televisa, the Venevision television company and Jerry Perenchio purchased Univision from the Hallmark Card, Inc. (Escalante Dec., Ex. 4 at 25.) As part of the deal, Televisa invested $33.3 million in return for an equity share of approximately 25% of the Univision Network and an indirect 12% interest of Univision’s Television Group. (Defendant’s UF, ¶ 5.) In December 1992, Televisa and Univision also entered into a Program Licensing Agreement (“PLA”), the principal contract at issue in this case. (Defendant’s UF, ¶ 3; Escalante Dec., Ex. 6, hereinafter referred to as “1992 PLA.”)

1.	Program Licensing Agreement

Under the 1992 PLA, Televisa agreed to provide its programming to Univision on an exclusive basis for twenty-five years, or until December 2017. (1992 PLA, §§ 1.1, 9; Escalante Dec., Ex. 4 at 26.) In exchange, Televisa would receive a percentage of Univision’s advertising revenues - termed “combined net time sales” - from nearly all the programs it broadcast, not just those supplied by Televisa. (1992 PLA, § 5.) In 2001, the parties amended the 1992 PLA, but the definition of the combined net time sales in both PLAs remained substantially the same. (1992 PLA, § 5; Escalante Dec., Ex. 1 (Second Amended and Restated PLA), hereinafter referred to as “2001 PLA,” § 4.1.) The 2001 PLA superseded the 1992 PLA.

The 2001 PLA defines combined net time sales as follows:

“Combined Net Time Sales” means all sales by the Networks and the Stations (and with respect to Other Outlets, to the extent solely related to the Networks), including barter and trade and television subscription revenue (including, without limitation, satellite subscription revenues), less, to the extent related to the Stations and the Networks, without duplication, (i) advertising commission, (ii) Special Event Revenue (iii) music license fees, (iv) outside affiliate compensation, (v) time sales related to advertising sold to Televisa or provided to Venevision as contemplated by Section 22(b)(1) of this Agreement and the Venevision Agreement and included in time sales (vi) taxes (other than withholding taxes) paid by Licensee pursuant to Section 4.5 hereof and similar taxes paid by the stations, calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). Unless otherwise agreed in writing between the parties, barter and trade sales shall be valued at the fair market value of the goods or services received by the network.

(2001 PLA, § 4.1(c)(iii).)

The 2001 PLA requires Univision to account for and pay the royalties to Televisa for the value of advertising time on “the Networks, the Stations, the Telefutura Networks and the Telefutura Stations” (Id. at § 1.1(b)), and establishes procedures for such calculations and payments. (Id. at § 4.3.) To ensure compliance with the terms of the agreement, the PLA grants Televisa the right to receive once each year, from Univision’s independent certified public accounting firm, a certificate attesting to the combined net time sales for that year. (Id. at § 4.4.) In addition, the 2001 PLA permits Televisa to retain certified public accountants to audit Univision’s books and records with respect to Univision’s calculations of the combined net time sales, and requires Univision to cooperate with such auditors:

[Univision] agrees to provide any certified public accountants designated by [Televisa] with access to all business records of [Univision] related to the computation of Combined Net Time Sales or Telefutura Net Time Sales, as applicable.

(Id.)

The 2001 PLA also addresses sales of advertising time, and requires Univision to sell its advertising time at arms-length value:

. . . sales of advertising time on the Networks, the Stations, the Telefutura Networks and the Telefutura Stations will be conducted at an arms-length basis vis-à-vis one another and vis-à-vis other networks, stations and other media owned by Licensee and its Affiliates.

(Id. at § 1.1(b).)

Under the PLA, any unsold advertising time will either be used by Univision or its subsidiaries, or made available to Televisa without charge:

Advertising time on the Networks, the Stations, the Telefutura Networks and the Telefutura Stations which is not sold to advertisers or used by Licensee or its subsidiaries for their own purpose will be made available without charge to Televisa, Venevision and their Affiliates . . . .

(Id. at § 22(a).)

Section 22(b) permits Televisa to purchase advertising time at favorable rates:

Televisa and its Affiliates will also (i) purchase an aggregate of $5,000,000 per year in advertising, and (ii) shall be permitted to purchase additional advertising time on the Univision network, the Galavision Network and the Telefutura Network which cannot be preempted by [Univision] or its Affiliates which time shall be sold for the lowest spot rate then being offered for a non-preemptable spot in the program during which such time is sold.

(Id. at § 22(b).)

2.	The Guaranty

On December 19, 2001, Grupo Televisa and Univision entered into an agreement, the Guaranty, wherein Grupo Televisa agreed to guaranty the performance of Televisa’s obligations under the PLA. (Escalante Dec., Ex. 1 at p. 28.)

C.	The Current Litigation

In early 2005, Univision management determined that it had for many years been erroneously paying royalties on advertising sold in connection with certain Univision produced special programs. (Hobson Dec. ¶ 24.) In March 2005, Univision notified Televisa of the alleged mistake and informed Televisa it would no longer pay royalties on these special programs. (Id.) Consequently, Univision withheld royalty payments for the awards show Premio Lo Nuestro from the March 2005 royalty payment, but later paid the amount to Televisa in June 2005. (Id.) Since then, Univision has paid approximately $18 million of the disputed royalty amounts relating to Special Programs, albeit “under protest.” (Id.)

On May 9, 2005, Televisa filed a complaint against Univision alleging breach of contract and copyright violations in connection with Univision’s allegedly unauthorized editing of Televisa programs, and seeking declaratory relief regarding the parties’ respective rights and obligations pursuant to the PLA. (Complaint, ¶ 28-29.) On August 15, 2005, Univision filed eight counterclaims against Televisa for breach of contract and breach of the covenant of good faith and fair dealing.

In late 2005, press reports indicated that Univision might soon be up for sale. (Escalante Dec., Ex. 21.) In May 2006, Televisa announced that it had formed a consortium to bid for Univision. (Escalante Dec., Ex. 23.) The following month, the press reported that Univision’s board of directors had accepted the bid for a rival consortium.

Meanwhile, Televisa amended its complaint and on April 3, 2006, filed a Second Amended and Supplemental Complaint (“SAC”) containing seven causes of action: (1) breach of contract - PLA; (2) declaratory judgment and injunctive relief relating to Univision’s obligations under the PLA; (3) breach of contract - the Soccer Agreement;1  (4) declaratory judgment and injunctive relief relating to Univision’s obligations under the Soccer Agreement; (5) declaratory judgment relating to the PLA and the Guaranty; (6) declaratory judgment relating to the Soccer Agreement; and (7) copyright infringement. Univision subsequently amended its counterclaims, adding a ninth claim for declaratory relief regarding the PLA and Soccer Agreement, and a tenth claim for declaratory relief regarding internet broadcasts. (Escalante Dec., Ex. 19, ¶¶ 100-117.)

To date, Univision has paid Televisa approximately $18 million in disputed royalty amounts. (SGI, ¶ 24.) Televisa contends the total amount of unpaid royalties owed by Univision amounts to approximately $118 million. (Opp’n at 12.)

Univision now moves for partial summary judgment on the fifth cause of action in the SAC, and the ninth claim for relief in its Second Amended Counterclaims. In short, Univision asks the Court to find, as a matter of law, that its breaches are not material.

II.	LEGAL STANDARD FOR SUMMARY JUDGMENT

Federal Rule of Civil Procedure 56(c) establishes that summary judgment is proper only when “the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine material fact and that the moving party is entitled to a judgment as a matter of law.” Fed. R. Civ. P. 56(c). The moving party has the burden of demonstrating the absence of a genuine issue of fact for trial. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 256, 106 S. Ct. 2505, 91 L. Ed. 2d 202 (1986). If the moving party satisfies the burden, the party opposing the motion must set forth specific facts showing that there remains a genuine issue for trial. Id. at 257.

A non-moving party who bears the burden of proving at trial an element essential to its case must sufficiently establish a genuine dispute of fact with respect to that element or face summary judgment. Celotex Corp. v. Catrett, 477 U.S. 317, 322-23, 106 S. Ct. 2548 (1986). Such an issue of fact is a genuine issue if it reasonably can be resolved in favor of either party. Anderson, 477 U.S. at 250-51.

If the moving party seeks summary judgment on a claim or defense for which it bears the burden of proof at trial, the moving party must use affirmative, admissible evidence. Admissible declarations or affidavits must be based on personal knowledge, must set forth facts that would be admissible evidence at trial, and must show that the declarant or affiant is competent to testify as to the facts at issue. Fed. R. Civ. P. 56(e).

III.	DISCUSSION

Televisa’s fifth cause of action in the SAC seeks a declaration that Univision has materially breached the PLA, thus excusing it from any obligations or further performance under the PLA. (SAC at 41-42.) Univision’s ninth claim for relief requests a declaration that Univision has not substantially materially breached the PLA, and that Televisa may not suspend its performance under the PLA. (Escalante Dec., Ex. 19, ¶ 107.)

A.	Material Breach

In California, courts allow termination of a contract only “if the breach can be classified as ‘material,’ ‘substantial,’ or ‘total.’” Superior Motels, Inc. v. Rinn Motor Hotels, Inc., 195 Cal.App.3d 1032, 1051 (1987) (citations omitted). A material breach is one that “is so dominant or pervasive as in any real or substantial measure to frustrate the purpose of the undertaking.” Fantasy v. Fogerty, 984 F.2d 1525, 1530 (9th Cir. 1993), reversed on other grounds (quoting Medico-Dental Bldg. Co. v. Horton & Converse, 21 Cal.2d 411, 132 P.2d 457, 470 (1942)). If a breach does not go “to the root of the matter” and “can be readily compensated in damages,” a party may not rescind. Id. (citation omitted). In Fogerty, the Ninth Circuit considered five circumstances listed by the Restatement (Second) of Contracts, as “significant” in determining whether a breach is material:

(a)	the extent to which the injured party will be deprived of the benefit which he reasonably expected;

(b)	the extent to which the injured party can be adequately compensated for the part of that benefit of which he will be deprived;

(c)	the extent to which the party failing to perform or to offer to perform will suffer forfeiture;

(d)	the likelihood that the party failing to perform or to offer to perform will cure his failure, taking account of all the circumstances including any reasonable assurances;

(e)	the extent to which the behavior of the party failing to perform or to offer to perform comports with standards of good faith and fair dealing.

Id. (citing Restatement (Second) of Contracts § 241 (1981).)

Generally, the question of whether a breach is material depends on the facts and circumstances of each particular case, see Federal Deposit Ins. Corp. v. Air Florida Sys., Inc., 822 F.2d 833, 840 (9th Cir. 1987), cert. denied, 485 U.S. 987, 108 S.Ct. 1289, 99 L.Ed.2d 500 (1988), and thus is “normally” a question for the jury. 6 Samuel Williston, A Treatise on the Law of Contracts § 841, at 159 (3d ed. 1962). However, the question need not be left to the trier of fact where the underlying facts are undisputed and only the legal conclusion to be drawn from those facts remains in doubt. See B.F. Goodrich Co. v. Vinyltech Corp., 711 F.Supp. 1513, 1520 (D.Ariz. 1989) (granting summary judgment for plaintiff on breach of contract claim despite defendant’s assertion of material breach); Boeing Airplane Co. v. Aeronautical Indus. Dist.Lodge No. 751, 91 F.Supp. 596, 609 (W.D.Wash. 1950) (granting summary judgment based on material breach), aff’d, 188 F.2d 356 (9th Cir.), cert. denied, 342 U.S. 821, 72 S.Ct. 39, 96 L.Ed. 621 (1951); cf. Far West Fed. Bank v. Director, Office of Thrift Supervision, 787 F.Supp. 952, 960 (D.Or. 1992) (granting rescission on summary judgment based on frustration of purpose and impossibility of performance).

Televisa lists eleven breaches of the PLA which, it argues, in total warrant a finding of material breach by Univision. Univision responds that, even assuming it accepts the $100 million figure it expects Televisa to contend is the proper valuation of unsold time used by Univision, its breaches cannot amount to a total failure of performance, or material breach, justifying rescission of the 25-year PLA.2

Televisa alleges the following breaches: First, since 2001, Univision has failed to include approximately $29 million of advertising revenue from DISA,3 a Spanish language record company acquired by Univision, in its combined net time sales payments to Televisa. (SGI, ¶¶ 30, 32.)

Second, as far back as 1998, Univision has improperly been paying KORO, a television station in Texas operated by Entravision, $50,000 per month. (SGI, ¶¶ 45-46.) Univision owns a 14.8% interest in Entravision. (SGI, ¶¶ 45-46.) Televisa claims Univision has made these improper payments because the PLA permits deductions of payments by Univision to affiliated stations as compensation for carrying the Univision signal. (SGI, ¶ 41.) Televisa contends that even though Univision’s and Entravision’s 2002 agreement provides for termination of such payments, Univision continued the payments and falsely identified them on royalty payments sent to Televisa as affiliate or station compensation. (SGI, ¶ 49.) According to Televisa, Univision made these payments not for affiliate or station compensation, but rather to reimburse Entravision for the $6 million difference between what it was willing to pay to buy KORO and what it ultimately had to pay. (SGI, ¶ 50.)

Third, Univision has failed to include any of the value of at least $700 million in advertising provided without charge to its non-television group subsidiaries. (SGI, ¶ 63.) Although Univision may provide some advertising to Televisa without charge, the PLA contains no provision to provide advertising to non-television group subsidiaries without compensating Televisa in the combined net time sales payments. (SGI, ¶¶ 61-62.)

Fourth, Univision has recorded barter sales at 50% of the actual contract price, and not at the “fair market value of the goods or services received by [Univision or its stations],” as required by the PLA. (SGI, ¶¶ 69-70, 72.) According to Univision’s Perenchio, the fair value of such ads is the rate card of the barter partner, and amount higher than 50% of the contract price. (SGI, ¶ 73.)

Fifth, Televisa contends that Univision has improperly excluded revenues of several “grandfathered” special programs, including the highest grossing special - Premio Lo Nuestro - from its combined net time sales payments. According to Televisa, since 1992, Univision and Televisa had shared in the cost of producing some programs via a Cost-Sharing Agreement. (SGI, ¶ 76.) When the Cost-Sharing Agreement was terminated, the cost-shared programs were deemed “grandfathered programs” and the parties’ cost-sharing was continued through the reduction of combined net time sales payments in the PLAs. (SGI, ¶¶ 76, 81, 78, 80.) Now Univision is seeking to recoup over $100 million in royalties it has paid to Televisa “under protest” which it claims should have been excluded from the combined net time sales as “Special Event Revenue.” (SGI, ¶ 92.)

Sixth, Univision has paid its own debts at Televisa’s expense through “make-ups” or “ADU’s,”4 advertising Univision provides without charge to advertisers to settle obligations resulting from failure to meet audience ratings guarantees promised to advertisers. (SGI, ¶ 97.) Instead of satisfying these debts with ads during similar programs, as Univision should have done, Televisa contends that Univision paid these obligations with advertising to which it assigned no value, aired during programming covered by the combined net time sales, and thus reduced the resulting royalties paid to Televisa. (SGI, ¶ 97.) Televisa claims that this shift of liabilities amounts to over $1.5 million in royalties, only half of which have been paid by Univision under protest. (SGI, ¶ 102.)

Seventh, Univision has improperly excluded revenues from Vignettes (60-second advertisements containing traditional advertising with clips from specials) and Shoulders (regular programming associated with major events such as pre and post shows for World Cup games) in the combined net time sales.

Eighth, in violation of Section 8.3 of the PLA, Univision has performed unauthorized edits of Televisa programming. Section 8.3 authorizes Univision to edit Televisa programs in limited circumstances, such as to reduce the length of credits, to insert commercials, or to eliminate storylines and segments deemed in good faith to be unacceptable to U.S. audiences (e.g. strong sexual content), with Televisa’s consent. (2001 PLA, § 3.8.) Televisa asserts it has identified material editing in 163 episodes of its programs without its consent, including one episode of Rollo, a late night show, in which Univision removed an interview with Will Smith and twelve songs by a popular Hispanic performer, Alejandro Fernandez. (SGI, ¶¶ 111, 113-114, 117.)

Ninth, Univision has misapplied the generally accepted accounting principles (“GAAP”) on over $100 million in advertising revenues, by using its consolidation at the parent company level to remove television group revenues entirely from the combined net time sales, and to thus avoid paying Televisa royalties. (SGI, ¶¶ 119-120.)

Tenth, Televisa contends that Univision’ s partial payments “under protest,” of only $18 million of an estimated $118 million damage claim, are “wholly irrelevant” since Televisa cannot recognize these payment as revenue until it prevails in this suit.

Lastly, Televisa accuses Univision of breaching Televisa’s audit rights under the PLA, by, among other things, refusing to provide audit certificates for the years 2003 through 2006 upon request, withholding key information and denying the existence of key documents from Televisa’s outside auditors. (SGI, ¶¶ 139, 148-153, 157.)

Univision contends that these alleged breaches, in total, cannot, as a matter of law, amount to a material breach justifying rescission. In order to make this determination, the Court will consider each of the five Restatement factors:

1.	The Extent to Which the Injured Party Will Be Deprived of the Benefit Which He Reasonably Expected

Univision contends that the alleged breaches, in total, cannot amount to a material breach because Televisa has and continues to receive the vast amount of the benefits it contracted for under the PLA. For example, it is undisputed that one of Televisa’s objectives in entering into the PLA was to obtain royalty payments from Univision (SGI, ¶ 1), and that since 1992, Televisa has received over $1 billion in royalty payments from Univision (SGI, ¶ 3.) While approximately $100 million of a total disputed $118 million remains unpaid, this sum is less than 9% of the total royalties Televisa states it should have received. (Supp. Escalante Dec. ¶ 7.) See, e.g., Nolan v. Sam Fox Publishing Co., 499 F.2d 1394, 1398-1399 (2d Cir. 1974) (failure to pay 74% of royalties due over a six-year period was not a material breach); Rano, 987 F.2d at 586 (defendant did not materially breach a licensing agreement despite failure to pay 14% of a disputed category of royalties in light of parties’ eight-year harmonious relationship). Therefore, even though Televisa’s claims for unpaid royalties, approximately $100 million worth, are no small sum; in comparison to the amount of royalties it has received thus far, it is undisputed that the claims represent only a small percentage of that total. Thus, the first Restatement factor supports Univision’s argument that its breaches of the royalty provisions are nonmaterial.

2.	The Extent to Which the Injured Party Can Be Adequately Compensated for the Part of That Benefit of Which He Will Be Deprived

With respect to claims for unpaid royalties, there is no question that if Televisa prevails at trial, it can be adequately compensated by a damages award. However, Televisa’s claims regarding Univision’s unauthorized editing of Televisa programs is another matter.

Univision argues that such breaches are not material. Televisa has identified only 163 improperly edited episodes, or approximately 33 hours of unauthorized edits, from February 2005 through May 20007, out of thousands of hours of Televisa programming that Univision has broadcast since 1992. (SGI, ¶ 14; Escalante Dec., ¶¶ 37-38, Exs. 35-36.) The Guaranty requires Televisa to produce “at least 8,531 hours of Programs” per year from 2002 forward (Escalante Dec., Ex. 1 at 38, § 2), an obligation Televisa has admittedly met. (See Answer, ¶¶ 40-41.) Thus, the 33 hours of identified editing amounts to less than 0.2% of the programming hours Televisa was required to provide Univision since 2002, and an even smaller percentage of the Televisa programming aired from 1992 to 2002.

Televisa responds that these edits “go to the very artistic and creative content” of Televisa programs, and often “emasculate the very heart of the episode’s content” to suit Univision’s taste instead of that of the creators. (SGI, ¶¶ 113-114, 117.) While parsing hours may make sense in the royalties context to determine whether a breach is material, this strategy is much less effective where artistic creativity and content are issue. That Televisa has identified less than 0.2% of edited programming aired since 1992 is certainly significant. However, a reasonable jury also could find it equally, if not more significant, that Univision unilaterally edited Televisa programming content, and that such edits dramatically changed the content of those programs so as to amount to material breach. Therefore, because a reasonable jury could find in favor of either party, a genuine issue of material fact remains as to the materiality of the breaches.

3.	The Extent to Which the Party Failing to Perform or to Offer to Perform Will Suffer Forfeiture

If Televisa is allowed to rescind the contract and cut off its supply programming, Univision will lose a substantial portion of program lineups, including more than 40% of Univision Network’s non-repeat broadcast hours, most of its 7:00 - 10:00 p.m. weekday prime time programing, and substantially all of the telenovelas broadcast on Galavision Network. (Hobson Dec., ¶¶ 9-11, Ex. 2 at 22.) Since Univision has all twenty top Spanish-language shows in the United States, sixteen of which are Televisa programs, the loss of these programs would cause Univision to suffer forfeiture, in the form of disruption and possible loss of viewership.

4.	The Likelihood That the Party Failing to Perform or to Offer to Perform Will Cure His Failure, Taking Account of All the Circumstances Including Any Reasonable Assurances

Univision to date has paid $18 million in disputed royalties. (SGI, ¶ 24.) While this is only a fraction of the amount Televisa claims, Univision argues that the fact it has paid this portion, coupled with its assertions that it will pay court or jury ordered damages, demonstrates its willingness to cure the breaches in the event the Court or jury finds in favor of Televisa.

Televisa, on the other hand, contends it has good reason to no longer take Univision at its word. Univision has failed to repent or even acknowledge its many transgressions of the PLA. According to Televisa, Univision’s breach of trust goes to the “root” of the performance contemplated by the PLA, and “neither the law nor a reasoned decision will require the current dysfunctional relationship to continue.” (Opp’n at 22.) See In re Best Film & Video Corp., 46 B.R. 861, 874 (N.Y. 1985) (citing Corbin on Contracts: “The ‘continuing sense of reliance and security’ which is always ‘an important feature of the bargain’ . . . ha[s]been completely destroyed, and could not possibly [be] reinstated”). Based on the record before the Court and the “bad faith” motivations discussed in the next section, Televisa has adequately justified it doubts regarding future performance by Univision.

5.	The Extent to Which the Behavior of the Party Failing to Perform or to Offer to Perform Comports with Standards of Good Faith and Fair Dealing

As for the fifth Restatement factor, Televisa claims that many of Univision’s actions regarding it calculations of combined net time sales were driven by spite or retaliation. (Opp’n at 19.) Whether or not “spite” or “retaliation” was a motivating factor for Univision’s conduct, at minimum, the record supports the contention that Univision’s actions failed to comport with standards of good faith and fair dealing.

For example, Univision does not dispute, for purposes of this motion, that it failed to include in the combined net time sale at least $700 million in advertising provided without charge to its own subsidiaries. (SGI, ¶ 63.) Although Univision claims these advertisements have no value, Univision values such advertising on a quarterly and annual basis. (SGI, ¶ 65.) Based on Univision’s royalty statements to Televisa, Televisa did not know and could not have known the subsidiary advertising was not included in the combined net sales time (SGI, ¶ 66). Televisa only discovered the failure to attribute such advertising to the combined net time sales during the contractual audit (SGI, ¶ 67), thus suggesting that Univision was keeping this information from Televisa. Such evidence suggests that Univision was engaging in activities that could be construed as bad faith.

Another example of Univision’s bad faith relates to the auditing provisions of the PLA. Given that Univision maintains complete control over the receipt and accounting of combined net sales time, Televisa’s rights to annual audit certifications from outside auditors represents an important safeguard for Televisa. (SGI, ¶ 146.) However, when Televisa attempted to exercise those rights, Univision ignored Televisa’s request for the 2003 certificate for sixteen months, and ignored the request for the 2004 certificate for three months. (SGI, ¶ 139.) Indeed, Univision failed to inform its auditors of Televisa’s request for the 2003 certificate until a full year after the request was made. (SGI, ¶ 141.) Again, on Televisa’s request for a certificate regarding combined net time sales for 2006, an internal memo shows that Univision would not perform the audit given the continuing litigation between the parties. (SGI, ¶ 143.) Additionally, Univision management misled Televisa auditors about the availability of documents in electronic format, incorrectly informing them that only paper copies existed. (SGI, ¶ 257.)

These are just a few examples in a record replete with many evidencing the bad faith motivations in Univision’s in conduct towards Televisa, and are sufficient to defeat summary judgment.

Although Univision argues that an otherwise immaterial breach cannot be made material merely because they were committed in bad faith, it cites to no relevant caselaw for this proposition. Univision does cite to comment f, § 241 of the Restatement, which provides that “non-adherence” to the standards of good faith and fair dealing are not “conclusive, and other circumstances may cause a failure not to be material in spite of such non-adherence.” Restatement (Second) Contracts. However, this comment merely indicates that the fifth Restatement factor is a less probative consideration than the others. See In re General DataComm Industries, Inc., 407 F.3d 616, 628 (3d Cir. 2005). Comment f in no way prohibits a finding of material breach where there is so much bad faith that the relationship between the parties is dysfunctional.

Additionally, Univision’s reference to Fogerty is unavailing. In analyzing the fifth Restatement factor, the Fogerty court noted that simply asserting another party acted in bad faith “does not create a disputed issue of material fact precluding summary judgment.” Fogerty, 984 F.2d at 1531. There, “Fogerty supplie[d] no factual basis beyond mere assertions that [plaintiff] ha[d] acted fraudulently or delinquently.” Id. at 1531. Here, by contrast, Televisa has substantiated its allegations with ample evidence of bad faith conduct.

In sum, application of the five Restatement factors leads the Court to conclude that there are genuine issues of material fact regarding the materiality of Univision’s breaches. In particular, Televisa has presented evidence raising fact issues on the materiality issue based on Univision’s bad faith motivations underlying its failure to account to Televisa for royalty payments, the unauthorized editing of Televisa programming, and the obstruction of Televisa’s attempts to obtain an independent audit. The Court finds such evidence sufficient to withstand summary judgment.

IV.	CONCLUSION

For the reasons set forth above, the Court hereby DENIES partial summary judgment.

IT IS SO ORDERED.

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1           The Soccer Agreement grants Univision the exclusive U.S. television broadcast rights to certain soccer games in the Mexican League. (SAC, ¶ 23.) Televisa and Univision signed the Soccer Agreement in December 2001. (Id.)

2           Univision does, in fact, accept Televisa’s calculations of the valuation of unsold air time, for purposes of this motion only. (Motion at 12.)

3           Univision acquired a 50% interest in DISA in 2001, and the remaining 50% interest in 2006. (SGI, ¶ 25.) In the 2001 deal, Univision was required to provide DISA with at least $5 million of advertising each year. (SGI, ¶ 26.)

4           In the television industry, the term ADU refers to audience deficiency units. (Televisa’s Deposition Appendix, Cutler Depo. at 353:22-23.) When an advertiser contracts with Univision for commercial airtime, Univision guarantees a certain number of viewers. (Id. at 354:1-7.)